SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 20, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated December 20, 2004, regarding; “Ericsson has established a Swedish pension trust.”

Press Release 20 December, 2004

Ericsson has established a Swedish pension trust

Ericsson will capitalize the Swedish pension trust it has established for the management of pension funds related to the obligations under the Swedish ITP pension plan.

The Board of Directors of Telefonaktiebolaget LM Ericsson has resolved to establish and to capitalize a Swedish pension trust for the purpose of funding the pension liabilities under the Swedish ITP plan. The Board of Directors has resolved to transfer approx. SEK 8,5 billion of cash or cash equivalents into the trust. The objective of the trust will be to diligently manage entrusted funds for the purpose of covering the pension obligations under the particular pension plan.

“By creating a separated pension trust we will reduce costs, create financial flexibility and a more adequate balance sheet, easier to analyze in line with international practice,” says Karl-Henrik Sundström, Chief Financial Officer at Ericsson.

The Ericsson pension trust was established during the fall of 2004 and will be capitalized during January 2005

Currently the pension liability is reported as provisions in the Group balance sheet. When the trust has been capitalized, these provisions will be off set by the trust’s assets.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Peter Olofsson

Ericsson Group Function Communications

Phone: +46 8 719 18 80, +46 8 719 69 92

E-mail: press.relations@ericsson.com

Investor Relations

Lotta Lundin, Investor Relations

Group Function Communications

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: December 20, 2004